June 10, 2010

BY EDGAR AND FACSIMILE

Mr. John Hartz

Sr. Asst. Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Mail Stop 4631

Washington, D.C. 20549

Re:       Morningstar, Inc.

Form 10-K for the year ended December 31, 2009

File No. 0-51280

Dear Mr. Hartz:

On behalf of Morningstar, Inc., an Illinois corporation (the Company), set forth below is the Company’s response to the Staff’s comments contained in Staff’s letter to the Company, dated May 18, 2010, relating to the Company’s Form 10-K for the year ended December 31, 2009.  For convenience of reference, the text of each comment in the Staff’s letter has been reproduced in italicized type herein, in each case with the Company’s response immediately following.

Form 10-K for the year ended December 31, 2009

Selected Financial Data, page 39

Comment No. 1

We note your disclosure in footnote 5 to your selected financial data and elsewhere in your filing indicating that you use Free Cash Flow to evaluate the performance of your business.  Given that free cash flow is widely understood to be a liquidity measure, there is a concern that investors may not fully understand your basis for characterizing free cash flow as a performance measure.  If you maintain that free cash flow is a performance measure, then please prospectively change the title of this measure and provide reconciliation to the most comparable GAAP measure of performance, net income.

Response:

The Selected Financial Data appearing on page 39 includes a reconciliation of cash provided by operating activities to free cash flow. We consider that cash provided by operating activities, not net income, is the most comparable GAAP measure to free cash flow.

In future filings, we will modify footnote 5 to the Selected Financial Data, and other references to free cash flow, to read as follows (emphasis added to highlight changes from the previous disclosure):

“Free Cash Flow is a non-GAAP financial measure, under SEC regulations. We present this measure as supplemental information to help investors better understand trends in our business results over time. Our management team uses free cash flow to evaluate ~~the performance of~~ our business. Free cash flow is not equivalent to any measure ~~of performance~~ required to be reported under GAAP, nor should this data be considered an indicator of ~~our overall financial performance or~~ liquidity. Moreover, the free cash flow definition we use may not be comparable to similarly titled measures reported by other companies.”

Segment Results, page 57

Comment No. 2

Please revise future annual and quarterly filings to provide a more comprehensive discussion of the underlying factors that impacted your operations.  To the extent that multiple factors impacted your results, please quantify them.  For example, you indicate on page 57 that 2009 revenues of your investment research products were down due to the end of GARS and lower revenues from investment newsletters and while you quantify GARS revenue on page 58, you do not separately quantify the impact of lower revenues from investment newsletters.  You also indicate that your organic revenue for software product lines were driven down by declines in Morningstar.com and advisor software and that these declines were partly offset by higher revenue for institutional software and data related products and services without quantifying these factors.  Please show us what your revisions will look like.

Response:

In our future periodic Exchange Act filings, where we cite multiple factors for a change in our results, we will, to the extent practicable, separately quantify the impact of each factor cited. Situations may arise where there are known trends or factors that contribute to the changes in our results, but where the impact is not readily quantifiable. We believe it is meaningful to describe these factors and provide the reader with an order of magnitude for the impact of the underlying drivers, even in the absence of quantification of the impact of each factor.

An example of the revised disclosure follows:

“Revenue for our Investment Information segment declined $4.1 million in 2009. Acquisitions contributed $25.9 million to segment revenue in 2009, partially offsetting the decline across a number of our product lines. Revenue from our investment research products was down $17.2 million, or 24.1%.  Approximately $9.4 million of the decrease resulted from the end of GARS and an additional $3.2 million of the decrease reflects lower revenue from investment newsletters. Organic revenue for software product lines was down about $5.1 million, or 2.2%, driven by a $6.4 million decline in the U.S. version of Morningstar.com and a $0.3 million revenue decline in advisor software. These declines were partly offset by a $2.3 million revenue increase for institutional software and data-related products and services.”

Investment Management Segment, page 59

Comment No. 3

Your risk factor disclosure on page 31 indicates that the amount of revenue you earn from asset-based fees depends on the value of assets on which you provide advisory services and that the size of your asset base can increase or decrease along with trends in market performance.  Furthermore, you indicate that the size of your portfolios can also be affected if net inflows into the portfolios on which you provide investment advisory services drop or these portfolios experience redemptions.  As such, please expand your management’s discussion and analysis to address the following:

•                  For each period presented, include a roll forward of your assets under management.  This roll forward should separately present major categories of cash inflows and outflows as well as market appreciation/depreciation.  To the extent the assets under management for which you earn investment advisory services (e.g. fee-generating assets under management) materially differ from your total assets under management, please provide a separate roll forward for these assets.

•                  More fully describe the changes in your assets under management and the related impact on your results.  In this regard, we note that your assets under management decreased approximately 7% from December 31, 2008 to December 31, 2009, however your investment management revenues decreased 17%.  Include in your discussion the amount of asset-based investment management revenues which are calculated based upon the underlying value of your assets under management and the changes in such revenues from period to period to help a reader better understand the relationship of asset-based investment management revenues to assets under management.  In addition, it appears that a discussion of your average assets under management for each period presented may be necessary to fully explain why the decrease/increase in investment management revenues don’t necessarily mirror the decline/increase in assets under management.  Clarify how you calculate average amounts (i.e. daily or monthly).

•                  It appears that your fees vary by investment service.  Please clarify the differences in fee structure for each type of service, disclose your fee range for each type of service and, to the extent material, quantify the impact of changes in the nature of the underlying services you provided during each period.

Please supplementally show us what your expanded future disclosures will look like.

Response:

Although the majority of our contracts in our Investment Management segment include asset-based fees, we also receive flat fees and license-based fees for some contracts in this segment. Overall, asset-based fees made up approximately 61% of revenue in the Investment Management segment, or 12% of consolidated revenue in 2009. In future filings, we will include information about asset-based fees as a percentage of Investment Management segment revenue and as a percentage of consolidated revenue.

We have included tables showing the year-end balance of assets under management and advisement for Investment Consulting and managed retirement accounts on page 60 of our 2009 10-K, as shown below:

	As of December 31
Assets under advisement for Investment Consulting ($ billions)	2009	2008	2007
Ibbotson Associates	$39.9	$36.6	$40.9
Morningstar Associates	21.5	29.6	56.6
Total	$61.4	$66.2	$97.5

Assets under management for managed retirement accounts	As of December 31
($ billions)	2009	2008	2007
Advice by Ibbotson	$14.2	$10.0	$12.7
Morningstar Retirement Manager	1.5	1.0	1.0
Total	$15.7	$11.0	$13.7

We cannot separately quantify cash inflows and outflows for these portfolios because we do not have custody of the assets in the majority of our investment management business. The information we receive from our clients does not separately identify the impact of cash inflows and outflows on asset balances for each period. We also cannot precisely quantify the impact of market appreciation or depreciation because the majority of our clients have discretionary authority to implement their own portfolio allocations.

We cannot separately quantify other factors affecting assets under management for our managed retirement accounts. These factors primarily consist of employer and employee contributions, plan administrative fees, market movements, and participant loans and hardship withdrawals. We cannot quantify the impact of these other factors because the information we receive from the plan providers does not separately identify these transactions or the changes in balances due to market movement.

Assets under management for Morningstar Managed Portfolios were $2.1 billion, $1.6 billion, and $2.2 billion as of December 31, 2009, 2008, and 2007, respectively. For Morningstar Managed Portfolios, we have not provided a rollforward of major categories of cash inflows and outflows as well as market appreciation/depreciation because this product made up less than 10%

of segment revenue in 2009 and therefore did not have a major impact on financial results for the segment.

In future filings, we plan to provide more detail regarding the change in revenue from asset-based fees as well as a discussion of average assets under management for each period presented.

Please refer to the text below for a sample disclosure:

“We had approximately $56.0 million in revenue from asset-based fees in 2009, a decline of approximately 16% compared with $66.6 million in 2008. Revenue from asset-based fees made up approximately 12% of consolidated revenue in 2009, compared with 13% of consolidated revenue in 2008. Within the Investment Management segment, revenue from asset-based fees made up approximately 61% of segment revenue in 2009, compared with 62% of segment revenue in 2008.

Total assets under advisement and management were $79.2 billion as of December 31, 2009, a slight increase from $78.8 billion as of December 21, 2008. However, the asset totals as of the end of each year don’t fully reflect the decline in average asset levels in 2009 from substantially higher levels in 2008. Average assets under advisement and management (calculated based on quarterly data) were approximately $78.6 billion in 2009, down about 24% from $103.9 million in 2008. The asset-based fees we earn are primarily based on average asset levels during each quarter; therefore, lower average asset levels during 2009 had a negative impact on revenue in the Investment Management segment for the year.”

In the majority of our contracts that include variable asset-based fees, we bill clients quarterly in arrears based on average assets for the quarter. The method of calculation varies by client; some contracts include provisions for calculating average assets based on daily data, while others use weekly or monthly data.

Other contracts may include provisions for monthly billing or billing based on assets as of the last day of the billing period rather than on average assets.

Our Investment Consulting business has multiple fee structures, which vary by client. In general, we seek to receive asset-based fees for any work we perform that involves investment management or acting as a subadvisor to investment portfolios. For any individual contract, we may receive flat fees, variable asset-based fees, or a combination of the two. Some of our contracts include minimum fee levels that provide us with a flat payment up to a specified asset level, above which we also receive variable asset-based fees.

In our Retirement Advice business, our contracts may include fixed fees for advice and guidance, one-time setup fees, technology licensing fees, asset-based fees for managed retirement accounts, or a combination of these fee structures.

We do not disclose a fee range for our Investment Consulting and Retirement Advice businesses because our fee structures are customized by client. In addition, we believe disclosing a fee range would be detrimental to our competitive position. We disclose changes in the nature of the underlying services we provide or their associated fee structures (for example, a change from flat fees to asset-based fees) in our periodic filings to the extent that they are material to our financial results.

For Morningstar Managed Portfolios, we charge asset-based fees, which are based on a tiered schedule that depends on the client’s average daily account balance. Fees for our mutual fund and exchange-traded fund portfolios generally range from 30 to 40 basis points. We charge 55 basis points for our customized stock portfolios.

Liquidity and Capital Resources

Cash Provided by Operating Activities, page 64

Comment No. 4

We note charges related to bad debts increased significantly in the most recent period presented.  Please provide a discussion of the changes in these charges in future filings.  Additionally, if you expect this is a trend which will continue, please discuss this trend.

Response:

As disclosed in our Statement of Cash Flows, the provision for bad debt was $1.3 million in 2009 and $0.2 million in 2008. In 2007, we had a recovery of bad debt expense of $0.1 million. Over the past three years, the provision for (recovery of) bad debt expense represented less than 1% of our consolidated revenue.

In future filings, we will supplement our disclosure to discuss material changes in these items and any material expected trends.

Application of Critical Accounting Policies and Estimates

Revenue Recognition, page 66

Comment No. 5

In future filings please enhance your revenue recognition disclosures to further discuss the factors you consider when determining whether the collection of payment is probable.

Response:

As part of our discussion about the Critical Accounting Policies and Estimates - Revenue Recognition, we state that we make significant judgments related to revenue recognition, including whether fees are fixed or determinable and whether the collection of payment is probable.

In future filings, we will supplement our disclosure to add the following:

“We make judgments at the beginning of an arrangement regarding whether or not collection is probable. Probability of collection is assessed on a case-by-case basis. We typically sell to institutional customers with whom we have a history of successful collections.”

Purchase Price Allocation, page 66

Comment No. 6

We note your disclosure that management judgment is required in allocating the purchase price to the acquired assets and you use judgment to:  idenfity the acquired assets, estimate the fair value of these assets, estimate the useful life of the assets, and assess the appropriate method for recognizing depreciation or amortiation over the asset’s useful life.  With a view towards future disclosures please provide a more robust discussion which identifies the factors considered when making these judgments.  Provide a more specific and comprehensive discussion regarding your valuation approach and method related to the specific identifiable intangible assets you identify, including a discussion regarding the determination of useful lives.  Ensure you provide a discussion regarding how you have incorporated market participant assumptions in your valuation.  Reference ASC 820-10.  Please supplementally show us what this expanded disclosure will look like.

Response:

In future filings, we will supplement our disclosure to include more information about the factors underlying management’s judgments regarding purchase price allocations, the valuation approach and method related to the specific identifiable intangible assets, the determination of useful lives of these assets, and how we incorporate market participant assumptions in our valuations.

The expanded disclosure is as follows:

“Over the past several years, we have acquired several companies that complement our business operations. Over the past three years, the total cash paid for acquisitions, less cash acquired, was $240.1 million. As of December 31, 2009, we have recorded $250.0 million of goodwill arising from acquisitions. As of December 31, 2009, we allocated $192.6 million of gross value to intangible assets, primarily for customer-related assets, technology-based assets, and intellectual property. The estimated useful lives of the intangible assets range from one to 25 years.

Management judgment is required in allocating the purchase price to the acquired assets and liabilities. For each acquisition, we allocate the purchase price to the assets acquired, liabilities assumed, and goodwill in accordance with ASC 805, Business Combinations. Once it has been determined that recognition of an asset or liability in a business combination is appropriate, the asset or liability generally is measured at fair value accordance with the principles of ASC 820, Fair Value Measurements and Disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The determination of the fair values of intangible assets requires significant management judgment in each of the following areas:

•  Identify the acquired intangible assets: For each acquisition, we identify the intangible assets acquired. These intangible assets generally consist of customer relationships, trademarks and tradenames, technology-related intangibles including internally developed software and databases, and non-compete agreements.

•  Estimate the fair value of these intangible assets: We consider various approaches to value the intangible assets.  These valuation approaches include the cost approach which measures the value of an asset based on the cost to reproduce it or replace it with another asset of like utility; the market approach, which values the asset through an analysis of sales and offerings of comparable assets; and the income approach, which measures the value of an asset based by measuring the present worth of the economic benefits it is expected to produce.

• Estimate the remaining useful life of the assets: For each intangible asset, we use judgment and assumptions to establish the remaining useful life of the asset. For example, for customer relationships, we determine the estimated useful life with reference to the observed customer attrition rates. For technology-related assets such as databases, we make judgments about the demand for current data and historical metrics in establishing the remaining useful life. For internally developed software, we estimate an obsolescence factor associated with the software.

• Assess the appropriate method for recording amortization expense over the intangible asset’s useful life:  We use judgment to determine the rate at which the amortization expense should be recognized. In accordance with ASC 350, Intangibles – Goodwill and Other, the method of amortization should reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method should be used.

We believe that the accounting estimates related to purchase price allocations are critical accounting estimates because the assumptions impact the amounts and classifications of assets and liabilities presented in our Consolidated Balance Sheets, the amount of amortization and depreciation expense, if any, recorded in our Consolidated Statements of Income, and the impairment testing performed in subsequent periods.”

Goodwill, page 66

Comment No. 7

We note that a goodwill impairment charge could be material to your operations.  Please expand your disclosure to identify your reporting units and how they were determined.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and the goodwill for those reporting units, either individually or in the aggregate, could materially impact your operations or equity, please provide the following information in future filings:

•                  Identify each such reporting unit and its corresponding reportable segment;

•                  Disclose the amount of goodwill allocated to each such reporting unit;

•                  Disclose the percentage by which fair value exceeds carrying value as of the most-recent step-one test for each such reporting unit;

•                  Describe the methods and key assumptions that drive the estimated fair values of each such reporting unit and explain how they were determined;

•                  Discuss the uncertainties associated with the key assumptions for each such reporting unit.  For example, to the extent that key assumptions materially deviate from histroical results, discuss those assumptions and the rationale for the deviations; and

•                  Discuss any potential events, trends and/or changes in circumstances that could have a negative effect on the estimated fair value of each such reporting unit.

If you have determined that estimated fair values substantially exceed carrying values for any or all of your reporting units, please disclose that determination in future filings.  Refer to Item 303 of Regulation S-K and Section V of Interpretive Release 33-8350 for guidance.

Response:

In future filings, we will supplement our disclosure in the Application of Critical Accounting Policies and Estimates – Goodwill to include the following (emphasis added to highlight the additions to the existing disclosure):

“Goodwill recorded on our Consolidated Balance Sheet as of December 31, 2009 was $250.0 million. In accordance with ASC 350, Intangibles — Goodwill and Other, we do not amortize goodwill. Instead, it is subject to at least an annual test for impairment, or whenever indicators of impairment exist, based on a discounted cash-flow model. An impairment would occur if the carrying amount of a reporting unit, including goodwill, exceeded the fair value of that reporting unit. Our reporting units are components of our reportable segments and constitute businesses for which discrete financial information, which is regularly reviewed by management, is available. We performed annual impairment reviews in the fourth quarter of 2009, 2008, and 2007 and did not record any impairment losses in these years.

The process of evaluating the potential impairment of goodwill is subjective and requires significant judgment. In estimating the fair value of the reporting units, we make estimates and judgments about the future cash flows of the reporting unit. These estimates include assumptions about future market growth and trends, forecasted revenue and costs, capital investments, appropriate discount rates, and other variables that can significantly affect the value of the reporting unit.

Although our cash flow forecasts are based on assumptions that are consistent with plans and estimates we use to manage the underlying business, there is significant judgment in determining the cash flows attributable to these businesses over a long-term horizon. We update these assumptions and cash flow estimates at least annually.

We believe that the accounting estimate related to goodwill impairment is a critical accounting estimate because the assumptions used are highly susceptible to changes in the operating results and cash flows of the reporting units included in our segments. If actual results differ from our estimates, future tests may indicate an impairment of goodwill. This would result in a non-cash charge, adversely affecting our results of operations.”

For future filings, to the extent that any of our reporting units have estimated fair values that are not substantially in excess of their carrying values and the goodwill for those reporting units, either individually or in the aggregate, we will provide the information outlined above.

Notes to the Financial Statements

2. Summary of Significant Accounting Policies – Revenue Recognition, page 79

Comment No. 8

To the extent applicable, in future filings please include a description of the performance, cancellation, termination and refund-type provisions in your contracts.  Please refer to ASC topic 605-25-50-1.

Response:

In future filings, we will supplement our revenue recognition disclosure in Note 2, Summary of Significant Accounting Policies, in the Notes to our Consolidated Financial Statements to include the following (emphasis added to highlight the additions to the existing disclosure):

“Deferred revenue represents the portion of subscriptions billed or collected in advance of the service being provided that we expect to recognize to revenue in future periods. Certain arrangements may have cancellation or refund provisions. Refunds made by us typically reflect the amount collected from customers for which services have not yet been provided, and therefore represent a reduction of deferred revenue of the arrangement when the refund is paid.”

4. Segment and Geographical Area Information, page 81

Comment No. 9

Please revise future periodic filings to provide separate geographic disclosures for any material individual foreign country.  Refer to AST Topic 280-10-50-41.

Response:

Please refer to Note 4, Segment and Geographical Information, in the Notes to our Consolidated Financial Statements.  This note includes information about the revenue and long lived assets as follows:

Revenue ($000)	2009	2008	2007
U.S.	$349,836	$381,021	$345,427
Non-U.S.	129,160	121,436	89,680
Consolidated	$478,996	$502,457	$435,107

Long-lived Assets ($000)	As of December 31, 2009	As of December 31, 2008	As of December 31, 2007
U.S.	$42,884	$45,763	$9,560
Non-U.S.	16,944	13,059	9,548
Consolidated	$59,828	$58,822	$19,108

We have reviewed the requirements of ASC Topic 280-10-50-41 and confirm that no single foreign country warranted separate disclosure during the three-year period. However, to help investors understand the markets in which we operate outside of the United States, we provide information about our revenue by geographic region. This disclosure is included in the Management’s Discussion & Analysis on page 48 of our Form 10-K.

6. Acquisitions, Goodwill and Other Intangible Assets, page 86

Comment No. 10

With a view towards future disclosures please provide the allocation of purchase price to each type of intangible asset rather than total intangible assets.  Additionally, please quantify the weighted average useful lives for the customer-related and technology-based assets similar to your other acquisition disclosures.

Response:

Please see Note 6, Acquisitions, Goodwill and Other Intangible Assets, in the Notes to our Consolidated Financial Statements. For each significant acquisition occurring during the past three years, we provide two tables. The first table provides information concerning the allocation of the purchase price to the fair value of the assets and liabilities assumed as of the acquisition date. The second table provides additional information about the intangible assets acquired, including customer-, technology-, or intellectual property-related intangible assets. This second table also includes information about the estimated lives, and the overall weighted average live of the intangible assets.

For one acquisition that was completed on December 31, 2009, we indicated that the purchase price allocation was preliminary and therefore did not present a table of the individual intangible assets for this one acquisition. As we finalize the purchase price allocation for this acquisition we will update the disclosure to provide the detail of the intangible assets acquired and the corresponding estimated lives.

*  *  *

I hope that this letter responds fully to your comments.

Morningstar, Inc. acknowledges that:

•                  Morningstar is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Morningstar may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have also sent a copy of this letter to you by facsimile to (703) 813-6968.  If you have any questions regarding the responses in this letter, please call me at (312) 696-6559.

Respectfully submitted,

/s/ Scott Cooley

Scott Cooley
Chief Financial Officer